Exhibit 99.1

Gaotu Techedu Announces First Quarter 2024 Unaudited Financial Results

Beijing, China, May 21, 2024 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Highlights[1]

•
Net revenues were RMB946.9 million, increased by 33.9% from RMB707.3 million in the same period of 2023.
•
Gross billings[2] were RMB729.4 million, increased by 35.3% from RMB539.0 million in the same period of 2023.
•
Loss from operations was RMB77.7 million, compared with income from operations of RMB95.1 million in the same period of 2023.
•
Net loss was RMB12.3 million, compared with net income of RMB113.9 million in the same period of 2023.
•
Non-GAAP net income was RMB3.0 million, decreased by 97.7% from RMB133.6 million in the same period of 2023.
•
Net operating cash outflow was RMB197.4 million, compared with RMB216.4 million in the same period of 2023.

First Quarter 2024 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended March 31,
	2023	2024	Pct. Change
Net revenues	707,292	946,885	33.9%
Gross billings	538,951	729,360	35.3%
Income/(loss) from operations	95,139	(77,702)	(181.7)%
Net income/(loss)	113,853	(12,297)	(110.8)%
Non-GAAP net income	133,595	3,039	(97.7)%
Net operating cash outflow	(216,408)	(197,435)	(8.8)%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “We remained laser-focused on refining our educational product and expanding our customer acquisition channels. On the product front, we worked diligently to align our offerings more closely with user needs and made significant progress in diversifying our portfolio to better address user needs and improve learning efficiency. On the customer acquisition front, we expanded customer outreach by tapping into diverse channels, and boost acquisition efficiency by streamlining and optimizing teaching processes tailored to our product and content characteristics. Our cash position remained strong, with a total of RMB3.8 billion in cash, cash equivalents, restricted cash as well as short and long-term investments, RMB374.6 million higher than the same time point last year. Our strong performance in the first quarter has strengthened our confidence to continue strategic investment in educational products and learning services, talent development and organizational enhancements, and expansion into diverse customer acquisition channels.

Gaotu is about to mark its tenth anniversary since founding. We have full confidence in our ability to provide long-term value for our users, shareholders, and society at large as we continue to contribute to and spearhead the sustainable development of China’s education industry.”

Shannon Shen, CFO of the Company, added, “We kicked off 2024 with a notable surge in growth momentum in the first quarter. Backed by ample cash reserves, we remained committed to enhancing the expansion of our core business. This was achieved by strengthening our portfolio and organizational capabilities, thereby reinforcing our leading position in brand recognition and competitive advantages. Our gross billings demonstrated robust growth, increasing by 35.3% to RMB729.4 million. On a comparable basis, gross billings surged by more than 70% year-over-year. We anticipate maintaining this growth trajectory throughout the remainder of the year, which will gradually translate into accelerated revenue growth. In the first quarter of the year, our net revenues increased by 33.9% year-over-year to RMB946.9 million.

We will actively explore and cultivate product optimization and channel innovation, further fortifying our core competitive moats and create lasting value for our shareholders.”

Financial Results for the First Quarter of 2024

Net Revenues

Net revenues increased by 33.9% to RMB946.9 million from RMB707.3 million in the first quarter of 2023, which was mainly due to the continuous year-over-year growth of gross billings in 2023 as a result of our sufficient and effective response to the strong market demand.

Cost of Revenues

Cost of revenues increased by 69.6% to RMB271.4 million from RMB160.0 million in the first quarter of 2023. The increase was mainly due to the growth of labor cost of instructors and tutors, as well as the increase of learning materials cost.

Gross Profit and Gross Margin

Gross profit increased by 23.4% to RMB675.5 million from RMB547.3 million in the first quarter of 2023. Gross profit margin decreased to 71.3% from 77.4% in the same period of 2023.

Non-GAAP gross profit increased by 22.9% to RMB677.8 million from RMB551.3 million in the first quarter of 2023. Non-GAAP gross profit margin decreased to 71.6% from 77.9% in the same period of 2023.

Operating Expenses

Operating expenses increased by 66.6% to RMB753.2 million from RMB452.2 million in the first quarter of 2023. The increase was primarily due to the growth of labor expenses, as well as a higher expenditure on marketing and branding activities.

•
Selling expenses increased to RMB506.4 million from RMB277.0 million in the first quarter of 2023.
•
Research and development expenses increased to RMB151.6 million from RMB97.0 million in the first quarter of 2023.
•
General and administrative expenses increased to RMB95.2 million from RMB78.2 million in the first quarter of 2023.

(Loss)/Income from Operations

Loss from operations was RMB77.7 million, compared with income from operations of RMB95.1 million in the first quarter of 2023.

Non-GAAP loss from operations was RMB62.4 million, compared with non-GAAP income from operations of RMB114.9 million in the first quarter of 2023.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB25.2 million, compared with a total of RMB24.0 million in the first quarter of 2023.

Other Income, net

Other income, net was RMB43.7 million, compared with RMB12.1 million in the first quarter of 2023.

Net (Loss)/Income

Net loss was RMB12.3 million, compared with net income of RMB113.9 million in the first quarter of 2023.

Non-GAAP net income was RMB3.0 million, compared with non-GAAP net income of RMB133.6 million in the first quarter of 2023.

Cash Flow

Net operating cash outflow in the first quarter of 2024 was RMB197.4 million.

Basic and Diluted Net (Loss)/income per ADS

Basic and diluted net loss per ADS were both RMB0.05 in the first quarter of 2024.

Non-GAAP basic and diluted net income per ADS were both RMB0.01 in the first quarter of 2024.

Share Outstanding

As of March 31, 2024, the Company had 173,029,455 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments

As of March 31, 2024, the Company had cash and cash equivalents, restricted cash, short-term and long-term investment of RMB3,797.6 million in aggregate, compared with a total of RMB3,953.5 million as of December 31, 2023.

Share Repurchase

In November 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$30 million of its shares, effective until November 22, 2025. In November 2023, the Company's board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025.

As of May 20, 2024, the Company had cumulatively repurchased approximately 4.9 million ADSs for approximately US$12.4 million under the share repurchase program.

In November 2022, Mr. Larry Xiangdong Chen, the Company's founder, Chairman and CEO, announced his plan to personally purchase up to US$20 million of the Company's shares. Mr. Larry Xiangdong Chen has continued to demonstrate his confidence in the company by purchasing an additional 0.51 million ADSs in 2024. As of May 20, 2024, he had cumulatively purchased approximately 1.4 million ADSs under the existing purchase plan.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of 2024 are expected to be between RMB908 million and RMB928 million, representing an increase of 29.1% to 32.0% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, May 21, 2024 (8:00 PM Beijing/Hong Kong Time on Tuesday, May 21, 2024). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 9140044

A telephone replay will be available two hours after the conclusion of the conference call through May 28, 2024. The dial-in details are:

International: 1-412-317-0088

United States: 1-877-344-7529

Passcode: 4270462

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers learning services and educational content & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB7.2203 to USD1.0000, the effective noon buying rate for March 29, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 29, 2024, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852-2232-3978

E-mail: gotu@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	636,052	1,201,452	166,399
Restricted cash	33,901	33,909	4,696
Short-term investments	2,253,910	1,588,129	219,953
Inventory, net	24,596	23,070	3,195
Prepaid expenses and other current assets, net	638,248	612,859	84,880
Total current assets	3,586,707	3,459,419	479,123

Non-current assets
Operating lease right-of-use assets	189,662	273,356	37,859
Property, equipment and software, net	533,531	547,207	75,787
Land use rights, net	26,568	26,366	3,652
Long-term investments	1,029,632	974,074	134,908
Deferred tax assets	11,312	7,332	1,015
Rental deposit	17,742	23,189	3,212
Other non-current assets	18,155	18,104	2,507
TOTAL ASSETS	5,413,309	5,329,047	738,063

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB484,222 and RMB505,126 as of December 31, 2023 and March 31, 2024, respectively)	805,032	858,450	118,893
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	1,113,480	856,790	118,664
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB34,401 and RMB53,254 as of December 31, 2023 and March 31, 2024, respectively)	50,494	70,485	9,762
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB4,210 and RMB278 as of December 31, 2023 and March 31, 2024, respectively)	4,278	1,591	220
Total current liabilities	1,973,284	1,787,316	247,539

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2023	2024	2024
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	124,141	146,524	20,293
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB121,277 and RMB178,824 as of December 31, 2023 and March 31, 2024, respectively)	137,652	196,513	27,217
Deferred tax liabilities(including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB71,850 and RMB71,404 as of December 31, 2023 and March 31, 2024, respectively)	71,967	71,404	9,889
TOTAL LIABILITIES	2,307,044	2,201,757	304,938

SHAREHOLDERS’ EQUITY
Ordinary shares	116	116	16
Treasury stock, at cost	(85,178)	(59,973)	(8,306)
Additional paid-in capital	7,987,957	7,978,088	1,104,952
Accumulated other comprehensive loss	(33,209)	(15,223)	(2,108)
Statutory reserve	50,225	50,225	6,956
Accumulated deficit	(4,813,646)	(4,825,943)	(668,385)
TOTAL SHAREHOLDERS’ EQUITY	3,106,265	3,127,290	433,125

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	5,413,309	5,329,047	738,063

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	707,292	946,885	131,142
Cost of revenues	(159,982)	(271,414)	(37,590)
Gross profit	547,310	675,471	93,552
Operating expenses:
Selling expenses	(277,021)	(506,381)	(70,133)
Research and development expenses	(96,977)	(151,607)	(20,997)
General and administrative expenses	(78,173)	(95,185)	(13,183)
Total operating expenses	(452,171)	(753,173)	(104,313)
Income/(loss) from operations	95,139	(77,702)	(10,761)
Interest income	13,293	18,673	2,586
Realized gains from investments	10,724	6,552	907
Other income, net	12,066	43,697	6,052
Income/(loss) before provision for income tax and share of results of equity investees	131,222	(8,780)	(1,216)
Income tax expenses	(17,369)	(3,517)	(487)
Net income/(loss)	113,853	(12,297)	(1,703)
Net income/(loss) attributable to Gaotu Techedu Inc.'s ordinary shareholders	113,853	(12,297)	(1,703)
Net income/(loss) per ordinary share
Basic	0.66	(0.07)	(0.01)
Diluted	0.63	(0.07)	(0.01)
Net income/(loss) per ADS
Basic	0.44	(0.05)	(0.01)
Diluted	0.42	(0.05)	(0.01)
Weighted average shares used in net income/(loss) per share
Basic	173,057,873	172,329,184	172,329,184
Diluted	179,607,924	172,329,184	172,329,184

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	707,292	946,885	131,142
Less: other revenues(1)	15,722	27,267	3,776
Add: VAT and surcharges	44,544	57,407	7,951
Add: ending deferred revenue	770,577	1,003,314	138,957
Add: ending refund liability	52,190	53,799	7,451
Less: beginning deferred revenue	959,333	1,237,621	171,409
Less: beginning refund liability	60,597	67,157	9,301
Gross billings	538,951	729,360	101,015

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended March 31,
	2023	2024	2024
	RMB	RMB	USD
Gross profit	547,310	675,471	93,552
Share-based compensation expenses(1) in cost of revenues	3,990	2,321	321
Non-GAAP gross profit	551,300	677,792	93,873

Income/(loss) from operations	95,139	(77,702)	(10,761)
Share-based compensation expenses(1)	19,742	15,336	2,124
Non-GAAP income/(loss) from operations	114,881	(62,366)	(8,637)

Net income/(loss)	113,853	(12,297)	(1,703)
Share-based compensation expenses(1)	19,742	15,336	2,124
Non-GAAP net income	133,595	3,039	421

Note (1): The tax effects of share-based compensation expenses adjustments were nil.